[redacted]

08030358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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AB 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury (City) Connecticut (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken 860 843 3911
(Area Code - Telephone No.)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/19

Hartford Securities Distribution Company, Inc.

(S.E.C. I.D. No. 8-48097)
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

Independent Auditors' Report

Financial Statements
As of and for the year ended December 31, 2007
Supplemental Schedules
As of December 31, 2007
And Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3).

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc., as of December 31, 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 2/28/08

Signature Date

CFO / Controller

Title

Subscribed and sworn to before me
on this 28th day of February, 2008.

Donna L. Rondeau

Notary Public

Donna L. Rondeau
Notary Public, Connecticut
My Commission Expires Sept. 30, 2011

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The unconsolidated supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$ 13,248,124
Cash and securities segregated under federal and other regulations	1,000,000
Investment in mutual funds	100
Accounts receivable	1,238,460
Prepaid commissions	3,948,659
Deferred income tax asset due from affiliate	1,949,273
Income tax receivable from affiliate	462,835
Due from affiliates	1,543,573
TOTAL ASSETS	$ 23,391,024
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Customer free credits	$ 135,841
Due to affiliates	4,141,746
Accounts payable and accrued liabilities	3,244,258
Total liabilities	7,521,845
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized, issued and outstanding	25,000
Additional paid-in-capital	38,542,647
Accumulated deficit	(22,698,468)
Total stockholder's equity	15,869,179
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,391,024

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Variable insurance products commission income	$1,098,581,865
12b-1 fees	31,663,428
Investment management and administration fees	9,665,128
Fund commission income	3,074,322
Distribution fees	4,385,622
Other revenue	1,168,175
Interest income	715,769
Contract maintenance fees	742,289
Underwriter concessions	375,329
Contingent deferred sales charge revenue	120,730
Total revenues	1,150,492,657
EXPENSES:	
Variable insurance products commissions	1,098,581,865
12b-1 distribution expense	31,663,428
General and administrative expenses	13,984,779
Fund commissions	7,675,514
Investment management expense	1,411,400
Wholesaler commissions	1,255,899
Other expenses	1,394,330
Loan interest expense	2,500
Total expenses	1,155,969,715
LOSS BEFORE INCOME TAX BENEFIT	(5,477,058)
INCOME TAX BENEFIT	(1,916,971)
NET LOSS	$ (3,560,087)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,560,087)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in deferred income tax asset	122,172
Stock-based compensation	99,583
(Increase) decrease in operating assets:	
Increase in cash and securities segregated under federal and other regulations	(1,000,000)
Increase in prepaid commissions	(82,253)
Increase in due from affiliates	(1,509,879)
Decrease in accounts receivable	254,128
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	1,010,761
Increase in accounts payable and accrued liabilities	897,971
Increase in customer free credits	135,841
Decrease in federal income tax liability	(589,105)
Net cash used in operating activities	(4,220,868)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,220,868)
CASH AND CASH EQUIVALENTS, Beginning of year	17,468,992
CASH AND CASH EQUIVALENTS, End of year	$ 13,248,124
Supplemental cash flow disclosures:	
Income tax receipts from The Hartford	$ 2,788,861
Income tax payment to The Hartford	$ 1,801,660
Cash paid for interest	$ 2,500

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2006	$ 25,000	$ 38,443,064	$ (19,138,381)	$ 19,329,683
Capital contributions from affiliate	-	99,583	-	99,583
Net loss	-	-	(3,560,087)	(3,560,087)
BALANCE, DECEMBER 31, 2007	$ 25,000	$ 38,542,647	$ (22,698,468)	$ 15,869,179

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is a subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by the Parent and its affiliates. The Company pays commissions to its registered representatives on the sale of variable life and annuity business. The Company also serves as distributor for its affiliate, the Hartford HLS Mutual Funds (the "Funds").

The Company is the distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

On May 31, 2006, the Company was granted approval by the NASD to act as a non-bank custodian for institutional investment plans and to execute mutual fund settlements on behalf of the plans. In this capacity, the Company carries customer funds and securities and operates as a fully computing broker-dealer subject to the customer protection rule, Exchange Act Rule 15c3-3 ("Rule 15c3-3). On January 4, 2007, the company began receiving customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – The Company considers its money market instrument and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash segregated in a special reserve bank account for the benefit of customers as defined under Rule 15c3-3.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. The Company also capitalizes commissions paid on certain sales of Class A shares. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

Commissions – Commissions are recorded on a trade-date basis as securities transactions occur.

12b-1 Fee Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from the Funds for activities intended to result in the sale and distribution of Class IB shares of the Funds. The Funds accrue 12b-1 fees at a rate in accordance with the Funds' prospectuses based on average daily net assets of the Funds. The Company pays the entire 12b-1 fee to its affiliate Hartford Life Insurance Company ("HLIC") and third-party administrators for providing certain services to the Company.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term natures of these assets and liabilities.

New accounting Pronouncements - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-recurring fair value measurements and the effects of the measurements in the financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application encouraged only in the initial quarter of an entity's fiscal year. The Company adopted SFAS 157 on January 1, 2008. Adoption of this statement did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS 159"). The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although early adoption is permitted under certain conditions. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. On January 1, 2008, the Company did not elect to apply the provisions of SFAS 159 to financial assets and liabilities.

The FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), dated June 2006. The interpretation requires public companies to recognize the tax benefit of an uncertain tax position only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The Parent adopted FIN 48 on January 1, 2007. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the Parent's SMART529 Plan. The Company receives reimbursements from its affiliate, HLIC for certain expenses incurred in performing these functions. For the year ended December 31, 2007, the total general expense reimbursement recorded was $370,025. For the year ended December 31, 2007, the Company was allocated $13,984,779 by its affiliate, Hartford Life and Accident Insurance Company for general and administrative expenses related to the servicing of the SMART529 Plan.

As distributor of the Funds, the Company received 12b-1 compensation of $31,663,428 from the Funds for the year ended December 31, 2007. Of this amount, the Company reimbursed HLIC $28,353,254 during the year. The remaining balance is paid to third party brokers.

As underwriter for the variable annuity and variable life insurance products issued by the Parent and its affiliates, the Company received revenue of $1,098,581,865 for the year ended December 31, 2007.

For the year ended December 31, 2007, the Company recorded $1,269,207 of wholesaler commission expense for services provided by PLANCO Financial Services, Inc., an affiliate of the Company. The Company deferred $465,986 of this expense, in accordance with the prepaid commission policy described above.

The Company has an agreement with an affiliate, Hartford Investment Financial Services Company, LLC ("HIFSCO"), which entitles the Company to receive a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2007, the Company recorded $3,810,264 of such revenue within Investment management and administration fees on the Statement of Operations.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2007, the Company recorded an expense of $16,706 related to this agreement.

The Company recorded a non-cash capital contribution of $99,583 from its parent relating to stock-based compensation allocated to the Company.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. BENEFIT PLANS

The Company is allocated certain expenses related to benefit plans for employees of The Hartford that provide services to the Company. The Hartford provides noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of The Hartford are eligible to participate in The Hartford's Investment and Savings Plan which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, are included in the reimbursement to HLA described in Note 3.

5. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to or receive from The Hartford, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The components of the Company's incurred income taxes are presented below:

	2007
Current	($2,039,143)
Deferred	122,172
Total Income Tax Expense	($1,916,971)

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109, "Accounting for Income Taxes". Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

Deferred tax assets include the following as of December 31, 2007:

	2007
Deferred Tax Asset	
Alternative minimum tax credit	1,888,090
Other	61,183
Total Deferred Tax Assets	1,949,273

The company has a minimum tax credit carryforward of approximately $1,888,090 that is non-expiring.

In management's judgment, the gross deferred tax asset will more likely than not be realized through reductions of future taxes. Accordingly, no valuation allowance has been recorded. The Company had no unrecognized tax benefits in 2007. The Company does not believe it would be subject to any penalties in any open tax years and, therefore, has not booked any such amounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250, 000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3. At December 31, 2007, the Company had net capital of $6,465,086, which was $6,215,086 in excess of its required net capital of $250,000.

7. COMMITMENTS AND CONTINGENCIES

Litigation

In Re Hartford Mutual Funds Fee Litigation (Federal Court, Connecticut) – This matter began in 2004 as five consolidated putative national class actions brought against various Hartford entities (including the Company), Hartford's retail mutual funds, and certain directors and officers of the retail mutual funds,

alleging that excessive or inadequately disclosed fees were charged to retail mutual fund investors, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers. As the result of amendments to the complaint filed in response to motions to dismiss and as a result of the voluntary dismissal of certain claims and parties, the case, as of December 31, 2007, had been reduced to a single claim brought on behalf of five Hartford retail mutual funds against certain advisors and distributors of these funds, alleging that investors were charged excessive fees during the period from February 27, 2003 through February 27, 2004. In February 2008, the case was settled for a monetary amount immaterial to HSD.

Regulatory Developments

On July 23, 2007, The Hartford entered into an agreement (the "Agreement") with the New York Attorney General's Office, the Connecticut Attorney General's Office, and the Illinois Attorney General's Office to resolve (i) the previously disclosed investigations by these Attorneys General regarding The Hartford's compensation agreements with brokers, alleged participation in arrangements to submit inflated bids, compensation arrangements in connection with the administration of workers compensation plans and reporting of workers compensation premium, participation in finite reinsurance transactions, sale of fixed and individual annuities used to fund structured settlements, and marketing and sale of individual and group variable annuity products and (ii) the previously disclosed investigation by the New York Attorney General's Office of aspects of The Hartford's variable annuity and mutual fund operations related to market timing. In light of the Agreement, the Staff of the Securities and Exchange Commission has informed The Hartford that it has determined to conclude its previously disclosed investigation into market timing without recommending any enforcement action. Under the terms of the Agreement, The Hartford paid $115 million, of which $84 million represents restitution for market timing, $5 million represents restitution for issues relating to the compensation of brokers, and $26 million is a civil penalty. After taking into account previously established reserves, The Hartford incurred a charge of $30 million, after-tax, in the second quarter of 2007 for the costs associated with the settlement.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

8. SUBSEQUENT EVENT

The Hartford is scheduled to close two transactions during the first quarter of 2008 that will increase the number of the Company's registered offices and the number of persons associated with the Company. On December 21, 2007, the Company filed with FINRA an Application and Business Plan pursuant to FINRA Rule 1017 to receive approval for these increases. The approval from FINRA was received in February 2008.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2007

STOCKHOLDER'S EQUITY	$ 15,869,179
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS	(3,948,659)
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	(2,782,033)
DEFERRED TAX ASSET DUE FROM AFFILIATE	(1,949,273)
CURRENT INCOME TAX ASSET DUE FROM AFFILIATE	(462,835)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	6,726,379
LESS HAIRCUTS ON SECURITIES	(261,293)
NET CAPITAL	6,465,086
NET CAPITAL REQUIREMENT (the greater of $250, 000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,215,086

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2007 Focus Part II filing.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

CREDIT BALANCES		
Free credit balances and other credit balances in customers' accounts	$	159,820.00
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to by in transfer by the transfer agent or the issuer		
Total Credit Items		159,820.00
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		-
Less 1% charge		
Total Debit Items		-
RESERVE COMPUTATION		
Excess of total credits over total debits	$	159,820.00
Amount held on deposit in "Reserve Bank Account"	$	1,000,000.00
Required deposit	$	-

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2007 Focus Part II filing.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$0
A. Number of items	0

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2007 Focus Part II filing.

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 27, 2008

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting and Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of the control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. We did not review the practices and procedures followed by the Company in making quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company holds only mutual funds for customers and does not hold any physical customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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